October 29, 2014

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Bright Horizons Family Solutions Inc.
Form 10-K for the Year Ended December 31, 2013
Filed March 25, 2014
File No. 001-35780

Attn:     Tia L. Jenkins/Blaise Rhodes/Rufus Decker - Accounting

Ladies and Gentlemen:
Bright Horizons Family Solutions Inc. (the “Company”) respectfully submits this letter to the Securities and Exchange Commission (the “Commission”) via EDGAR in response to the comment letter from the staff of the Commission (the “Staff”), dated October 21, 2014 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed on March 25, 2014.
To assist your review, the Staff’s comments as reflected in the Comment Letter are reproduced in italics below, and the corresponding response of the Company is shown below the comment.
Form 10-K for the Year Ended December 31, 2013
Exhibits 31.1 and 31.2

1.
You include Management’s Report on Internal Control over Financial Reporting under Item 9A. However, your Section 302 certifications do not appear to comply with Item 601(b)(31) of Regulation S-K, as follows:

•	The introductory portion of paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), and

•	Paragraph 4(b) was not included.
Please file an amendment to your Form 10-K with updated certifications that follow the wording shown in Item 601(b)(31) of Regulation S-K.

200 Talcott Avenue South, Watertown, Massachusetts 02472 p 617.673.8000 f 617.673.8001

One of Fortune Magazine’s “100 Best Companies to Work for in America”

www.brighthorizons.com

Division of Corporation Finance
Securities and Exchange Commission
October 29, 2014

Response to Comment 1:

The Company acknowledges the Staff’s comment and has amended its Annual Report on Form 10-K for the year ended December 31, 2013 to include revised Exhibits 31.1 and 31.2 that contain the requested language.

*    *    *    *    *
The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s inquiry. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 673-8125 or Craig E. Marcus of Ropes & Gray LLP at (617) 951-7802.

Very truly yours,
/s/ Elizabeth Boland
Elizabeth Boland
Chief Financial Officer

cc:    David Lissy
Craig E. Marcus

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